EXHIBIT 23.1
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT
We consent to the incorporation by reference in the Amendment to the Registration Statement on Form S-3 of Minrad International, Inc. of our report dated March 6, 2006, with respect to the consolidated balance sheets of Minrad International, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity (deficit), and cash flows for the years ended December 31, 2005 and September 30, 2004 and the three-month period ended December 31, 2004, which report is included in the December 31, 2005 Annual Report on Form 10-KSB of Minrad International, Inc. We also consent to the reference to our Firm under the caption “Experts” in the Prospectus, which is part of this Registration Statement
Freed Maxick & Battaglia, CPAs, PC
Buffalo, New York
February 9, 2007